P.E. 1/31/02

02012826

EXHIBIT INDEX IS ON PAGE 2

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: JANUARY 2002

PETRO-CANADA
(Name of registrant)

150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E3
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

I:\standard\corp\form6k.doc

EXHIBIT INDEX

PETRO-CANADA

Communique • Communiqué

Corporate Communications   Communications de la Société

For Release at 3:00 MST
January 29, 2002

Petro-Canada Accelerates Growth Strategy with $3.2 Billion International Acquisition

Calgary — Petro-Canada today announced that it has agreed to acquire the international oil and gas operations of Veba Oil & Gas Gmbh from Veba and BP p.l.c. for a price of Cdn $3.2 billion in cash. Veba's production and exploration interests are concentrated in three regions: the North Sea, North Africa, and Northern Latin America. Veba produces about 175,000 barrels of oil equivalent per day and has proven oil and gas reserves of almost 600 million barrels of oil equivalent. This acquisition marks a major expansion, making Petro-Canada a significant international player and the largest integrated oil and gas company in Canada.

"We seized a rare opportunity to acquire a business of superb quality," said Petro-Canada President and Chief Executive Officer Ron Brenneman. "For some time now, we have been evaluating international prospects to complement and build on our strong position in every major oil and gas play in Canada. The challenge has been to find sizeable assets that are geographically concentrated, that fit well with Petro-Canada's strengths and expertise, and that have both current production and strong growth potential. This deal is an excellent fit for us – it positions Petro-Canada in some of the world's most prolific and high-potential petroleum basins, its size is significant but manageable, and it adds significant value for shareholders."

Veba's North Sea assets include interests in the Guillemot and Scott fields in the U.K. and in the Hanze field in the Netherlands, production in Norway, and exploration interests in Denmark and the Faroes. In North Africa, Veba has significant production with considerable development potential in Libya, as well as strong current production from Syria and a small position in Egypt. In Latin America, Veba has an interest in the Cerro Negro integrated heavy oil development in Venezuela, as well as an interest in an offshore natural gas development in Trinidad.

"This is a highly strategic acquisition for Petro-Canada, as the Veba assets and organization build on our existing capabilities," Mr. Brenneman said. "Veba's respected management team and long history in these areas of operations add an attractive breadth of international experience. Our knowledge of the Canadian offshore will serve us well in the North Sea; our existing North Africa operations will nicely complement Veba's Libyan assets; and our integrated oil sands expertise is a good fit in Venezuela. We will continue to invest in Veba's high quality growth opportunities, and we are looking forward to welcoming Veba's 300 employees to our organization."

The acquisition of Veba will be accretive to Petro-Canada's earnings and cash flow. Petro-Canada's already strong growth profile will be considerably enhanced. The acquisition immediately increases Petro-Canada's production and total proved reserves by over 70 per cent, and over the next five years, Petro-Canada's production is expected to more than double from the 2001 level. The return on investment is consistent with corporate objectives and the impact on return on capital employed is neutral. The combined strong cash flow can be used to continue to fund Canadian and international growth opportunities and to pay down debt incurred in this transaction. The transaction makes use of Petro-Canada's strong balance sheet, yet key debt ratios remain manageable and consistent with industry peer levels.

Mr. Brenneman highlighted the importance of this acquisition to Petro-Canada. "The addition of this international strategy as a fifth core business, building on our core North American natural gas, East Coast offshore oil, Alberta oil sands, and refining and marketing businesses, positions us well for solid growth into the future. We are proud to be Canada's oil and gas company, and we believe we have considerably expanded and strengthened the company through this acquisition."

The purchase price of Cdn $3.2 billion is subject to closing adjustments and transaction costs. The assets will be acquired in an all-cash transaction, facilitated by committed credit facilities which Royal Bank of Canada and Deutsche Bank AG, Canada Branch have agreed to underwrite. It is expected that the deal will close in stages over a period running from May through September 2002. Harrison Lovegrove & Co. acted as the primary advisor to Petro-Canada in this transaction. Other advisors were Gaffney Cline & Associates Ltd., Merrill Lynch Canada Inc. and RBC Capital Markets. Conclusion of the transaction is subject to a number of considerations, including host government approvals and rights of first refusal affecting assets in Norway, Egypt and Venezuela. Petro-Canada's corporate head office will remain in Calgary, while its international operations will be managed by a wholly owned subsidiary. The subsidiary's headquarters will continue to be in Essen, while its operations Centre for Excellence will be maintained in London.

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry. Its shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

See attached **backgrounder** for a more detailed outline of assets acquired in this transaction. For complete descriptions, maps, and other information, please see the **information handbook** available on Petro-Canada's Internet site, at www.petro-canada.ca/investor.

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Notice of Analyst and Investor Conference Call

Petro-Canada will hold a conference call to discuss this information with investors and analysts on Tuesday January 29 at 4:30 p.m., Eastern Standard Time. To participate in the call, please call (416) 695-5801 or 1-800-478-9326 at 4:20 p.m. Media are invited to listen to the conference call by dialing (416) 405-9328 or 1-800-387-6216. To access the presentation material for the conference call, please go to: http://www.petro-canada.ca

Disclaimer Notice - This news release contains forward-looking statements that may be identified by words like "targets", "estimates" and similar expressions. These forward looking statements are based on certain assumptions and are not guarantees of future performance. Actual results could differ materially, as a result of changes to Petro-Canada's plans and the impact of factors, risks and uncertainties. These could include changes in general economic, market and business conditions; fluctuations in supply and demand for Petro-Canada's products; fluctuations in commodity prices and currency exchange rates; the impact of stakeholder consultation; the regulatory process; technical issues; environmental issues; technological capabilities; new legislation; competitive and general economic factors and conditions; the maintenance of satisfactory relationships with unions, employee associations and joint ventures; the uncertainties resulting from potential delays or changes in plans; the occurrence of unexpected events; and Petro-Canada's capability to execute and implement its future plans. These and other risk factors are discussed in more detail in Petro-Canada's Annual and Quarterly Reports to shareholders, Annual Information Form and other documents filed with securities regulatory authorities.

For further information, please contact:

Investor and analyst enquiries:
Gordon Ritchie
Investor Relations
(403) 296-7691
E-mail: investor@petro-canada.ca

Media and general enquiries:
Rob Andras
Corporate Communications
(403) 296-8586

(publié également en français)

BACKGROUNDER

General Information

This deal makes Petro-Canada the biggest integrated petroleum company in the country while strategically positioning Petro-Canada on a global scale. Estimated combined daily production will be approximately 400,000 barrels of oil equivalent – a 78% increase over Petro-Canada's stand-alone figure. Petro-Canada's and Veba's combined proven reserves are more than 1.4 billion barrels of oil equivalent – a 71% increase over Petro-Canada's previous position. With an emphasis on oil-producing interests, the assets give Petro-Canada an oil-to-gas production ratio of 65:35 compared to 50:50 previously.

The total purchase price of the all-cash deal is Cdn $3.2 billion (EUR 2.3 billion), subject to closing adjustments and transaction costs. Financing is through bank debt, facilitated by committed credit facilities which Royal Bank of Canada and Deutsche Bank AG, Canada Branch have agreed to underwrite. The deal is expected to close in stages over a period running from May to September 2002.

Veba Oil & Gas GmbH

With an exploration and production history dating to the 1950s, Veba Oil & Gas GmbH (Veba) is an experienced, well-respected upstream company with about 300 employees worldwide. Out of its corporate office in Essen, Germany (operations are managed out of London, England), Veba's operational strategy has been to:

- focus on geographic regions where Veba has competitive strengths;
- optimize the cash flow stream from core areas of production;
- expand its production base through improved oil recovery ("IOR") and exploration-led development opportunities; and
- secure and deliver new growth opportunities in high potential areas.

Veba existed as Deminex until a corporate split resulted in Veba's creation in 1998.
Still, Veba's core operating history extends back to its first oil discovery in Libya in 1958. Over those four decades Veba has strived to conduct its operations in a responsible manner, integrating safety and environmental awareness into all aspects of its operations.

Total Proven Reserves Estimated at December 31, 2001

	mmbbl **Liquids**	Bcf **Gas**	mmboe **Total**
2001	521	370	585

Total Production

	2000	**2001E**	**2002E**
North Sea			
Oil (mb/d)	34	31	47
Gas (mmcf/d)	68	88	73
Total (mboe/d)	46	46	59
North Africa			
Oil (mb/d)	95	76	82
Gas (mmcf/d)	26	18	22
Total (mboe/d)	99	79	86
Northern Latin America			
Oil (mb/d)	10	13	18
Gas (mmcf/d)	0	0	37
Total (mboe/d)	10	13	24
Other			
Oil (mb/d)	0	0	5
Gas (mmcf/d)	0	0	0
Total (mboe/d)	0	0	5
World Total			
Oil (mb/d)	139	120	151
Gas (mmcf/d)	94	106	132
Total (mboe/d)	155	139	174

NOTE

Reserve and production data throughout this document are Petro-Canada estimates based on Veba's reporting methods.

North Sea

Overview

The North Sea portfolio offers Petro-Canada over 100 million barrels of oil equivalent (MMboe) of proven reserves (74% oil), principally located in the established UK and Netherlands regions with a smaller position in Norway. In the region, Veba has interests in several discovered, undeveloped opportunities, including prospects in Denmark and the Faroes.

Proven Reserves Estimated at December 31, 2001

	mmbbl **Liquids**	Bcf **Gas**	mmboe **Total**
2001	78	167	107

Production

	2000	2001E	2002E
UK			
Oil (mb/d)	29	22	30
Gas (mmcf/d)	29	27	30
Total (mboe/d)	34	27	36
Netherlands			
Oil (mb/d)	0	2	9
Gas (mmcf/d)	39	60	42
Total (mboe/d)	7	13	16
Norway			
Oil (mb/d)	5	7	7
Gas (mmcf/d)	0	0	1
Total (mboe/d)	5	7	7
North Sea			
Oil (mb/d)	34	31	47
Gas (mmcf/d)	68	88	73
Total (mboe/d)	46	46	59

United Kingdom

With its significant North Sea reserves, the United Kingdom is a major European oil and natural gas producer. It is also one of the largest energy consumers in Europe.

North Sea oil and gas reserves were first discovered in the 1960s. The North Sea did not emerge immediately as a key non-OPEC oil producing area, but North Sea production grew as major discoveries continued throughout the 1980s and into the 1990s. Although the region is a relatively high-cost producer, its high quality crude oil, political stability, and proximity to major European consumer markets have allowed it to play a major role in world oil and gas markets.

Description of Assets

Veba, through its predecessor Deminex, has been involved in UK exploration since the early 1970s. Acreage has been acquired principally through licence round applications and through acquisitions.

Currently, Veba has interests in three operated licences and 14 non-operated licences, and interests are now focused in two core areas:

The Scott Field

One core area is the Outer Moray Firth, where Veba's assets are centered around the Amerada Hess-operated Scott field, in which Veba holds a 20.6% interest. The Scott field is a major contributor to Veba's worldwide oil production, and forms the nucleus of a core area of nine blocks.

Guillemot West and Northwest

The second core area is located in the Central North Sea, centered around the Triton development. The Triton project is a joint development of the Guillemot West and Northwest fields, and the Bittern field using sub-sea technology and the central floating, production, storage and offloading (FPSO) vessel "Triton." Petro-Canada utilizes similar FPSO technology at its Terra Nova development offshore Newfoundland.

Veba operates the subsea portions of the Guillemot West and Guillemot Northwest fields, located some 110 miles east of Aberdeen in the UK sector of the central North Sea. Amerada Hess operates the FPSO. Veba holds an 80% interest in the Guillemot fields and an 4.6% interest in the Bittern field.

Netherlands

The Netherlands ranks 16th in the world in terms of proven gas reserves and 4th in terms of production. The Netherlands, along with Russia, for years has been one of the top gas suppliers for Western Europe. The Netherlands remains the European Union's (EU) largest net gas exporter. The Netherlands holds both on- and offshore gas reserves, with significant portions of its production coming from reserves that are not located in the North Sea.

Description of Assets

Veba has an asset portfolio with equity interests in 26 onshore and offshore licences, covering a total area of 7,959 square kilometres. The interests extend to 17 producing gas fields spread out over eight offshore and two onshore production licences. Those licences include one operated licence – F2a (Hanze) – and nine exploration licences, of which three are Veba-operated: F5, P10 and P11b.

Veba is also engaged in the gas storage business, utilizing the nearly depleted Alkmaar reservoir on the onshore Bergen concession to provide Gasunie with gas supplies during the winter peak gas demand periods in the western part of the Netherlands.

Hanze

Oil production at the Hanze field commenced in August 2001 and is expected to peak at over 10,000 boe/d net to Veba. Veba is the operator and has a working interest in this field of 45%.

Norway

Norway is a major non-OPEC source of oil and was the world's third largest net oil exporter in 2000. Norwegian natural gas exports to Europe are expected to rise quickly in coming years. Norway's oil reserves are located exclusively offshore and mostly in the North Sea, with smaller deposits in the Norwegian Sea.

Description of Assets

Veba's Norwegian holdings consist of a 21.3% equity interest in RWE-DEA Norway GmbH (RWE Norway). This interest provides a steady stream of dividends to Veba and is accounted for by the equity method. The majority of RWE Norway's production is from the Veslefrikk and Snorre fields.

Right of First Refusal

Veba's Norway holdings are subject to right of first refusal by RWE-DEA.

Other

In Denmark, Veba's participation in the 5th Licensing Round resulted in partnership in three licences in June 1998 and farmed into a fourth licence during 1999. A 3D seismic survey was acquired in 1999, which provided detailed definition of targets for drilling on the immature acreage, and first drilling commenced in 2001.

In the Faroe Islands, Veba has interests in two non-operated licences. The acreage, operated by Statoil, was acquired through the Faroese 1st Licensing Round and was awarded in August 2000. Prospects identified are analogous with the Foinaven and Schiehallion discoveries, which are located in the same geological province but on the UK side of the UK / Faroe Islands median line. The first of two firm commitment wells was spudded in July 2001.

North Africa

Overview

Veba's North Africa portfolio has significant proven oil reserves, the majority of which are located in Libya and Syria, as well as some Egyptian production. IOR projects in Libya (Amal and Ghani Zenad) and in Syria (over 30 fields) offer upside in addition to exploration activities (ongoing or currently under negotiation) in all three countries. With at least 20 years of operational experience in each of Libya, Syria and Egypt, Veba has extensive commercial relationships that offer further upside potential.

Proven Reserves Estimated at December 31, 2001

	mmbbl **Liquids**	Bcf **Gas**	mmboe **Total**
2001	203	14	205

Production

	2000	**2001E**	**2002E**
Libya			
Oil (mb/d)	46	45	45
Gas (mmcf/d)	0	0	0
Total (mboe/d)	46	45	45
Syria			
Oil (mb/d)	44	26	33
Gas (mmcf/d)	26	18	22
Total (mboe/d)	48	29	37
Egypt			
Oil (mb/d)	5	5	4
Gas (mmcf/d)	0	0	0
Total (mboe/d)	5	5	4
North Africa			
Oil (mb/d)	95	76	82
Gas (mmcf/d)	26	18	22
Total (mboe/d)	99	79	86

Libya

Libya ranks 8th in the world in terms of proven oil reserves and 20th in terms of proven gas reserves. Libya is a major oil exporter, particularly to Europe. Libya produces high-quality, low-sulphur ("sweet") crude oil at very low cost.

Description of Assets

Veba is currently engaged in exploration and production in eight concessions within Libya covering 25,190 square kilometers. Veba also has equity interests in pipeline and export infrastructure. Most of these concessions are onshore in the Sirte basin. Operations are carried out by a joint venture owned by Libya's National Oil Corporation (51%) and Veba (49%), in which Veba is the operator. Veba's involvement in Libya began over 40 years ago, when the first oilfield Jofra (Hofra) was discovered in 1958. The discovery of the giant Amal oilfield in Concession 12 followed a year later.

Veba's main focus in future is to extend and increase its production capacity through waterflood projects, debottlenecking of facilities and infill drilling.

Syria

With a 2.5% growth in population annually, Syria may become a net importer of oil within the next decade. As a result, oil and gas exploration is a top priority in Syria. Oil is critical to Syria's economy, accounting for 55-60% of Syria's total export earnings and more than one-third of its GDP.

Description of Assets

Veba, through its predecessor Deminex, has a 20-year history of partnership with the state-owned Syrian Petroleum Company (SPC) and Shell.

Al Furat Petroleum Company (AFPC), which is the partnership between Veba, Shell and SPC, produces oil and gas from 36 fields with some 220 wells in three concession areas. Shell is the operator and Veba's working interest ranges from 33% to 37%. The Partnership accounts for approximately 65% of Syrian production.

The partnership is committed to sustain this level of production and will strive to do so through investment, technology transfer and the assignment of expert staff over the coming years. A significant part of Syria's future oil production will be derived through AFPC by ever-increasing recovery from existing fields, and through the continued application of modern technology by means of a strong partnership.

Egypt

Egypt is a significant oil producer and a rapidly growing natural gas producer. Projects under construction will likely make Egypt an exporter of liquefied natural gas (LNG) by the middle of the decade. The Suez Canal and Sumed Pipeline are strategic routes for Persian Gulf oil shipments, making Egypt an important transit corridor as well.

Description of Assets

Veba has been active in Egypt for more than 20 years. Its Egyptian holdings consist of a 49% equity interest in German Oil & Gas Egypt GmbH, a joint venture company in which RWE-DEA has the remaining 51% interest and is the operator. The interest provides a stream of dividends to Veba and is accounted for by the equity method.

Current production is from three offshore fields: Zeit Bay, Ras Fanar and Ras Budran. There are also plans to develop a recent gas discovery on the North Idku concession offshore Nile Delta. Additional exploration opportunities exist on frontier acreage in the western desert.

Right of First Refusal

Veba's Egyptian holdings are subject to right of first refusal by RWE-DEA.

Northern Latin America

Overview

Veba's Northern Latin American portfolio consists of significant proven oil and gas reserves located in Venezuela and Trinidad. Existing oil production from the Cerro Negro field in Venezuela is augmented by development potential in the La Ceiba oil field (Venezuela) and the recently commenced multiphase development of the NCMA-1 gas project in Trinidad.

Proven Reserves Estimated at December 31, 2001

	mmbbl **Liquids**	Bcf **Gas**	mmboe **Total**
2001	238	190	270

Production

	2000	2001E	2002E
Venezuela			
Oil (mb/d)	10	13	18
Gas (mmcf/d)	0	0	0
Total (mboe/d)	10	13	18
Trinidad			
Oil (mb/d)	0	0	0
Gas (mmcf/d)	0	0	37
Total (mboe/d)	0	0	6
Northern Latin America			
Oil (mb/d)	10	13	18
Gas (mmcf/d)	0	0	37
Total (mboe/d)	10	13	24

Venezuela

Venezuela is home to the Western Hemisphere's largest accumulation of proved oil reserves at 77 billion barrels. The country ranks 6th in the world in terms of proved oil reserves and 7th in terms of proven gas reserves. Venezuela consistently ranks as one of the top suppliers of U.S. oil imports and is among the top 10 crude oil producers in the world.

In 2000, Venezuela produced an estimated 3.1 million barrels per day (bbl/d). Venezuela exported about 2.6 million bbl/d, of which about 1.5 million bbl/d went to the United States, representing 58% of net Venezuelan exports. The United States has become increasingly reliant on oil imports from Venezuela in recent years.

Description of Assets

Currently Veba has interests in two licenses:

Cerro Negro

Veba joined partners PDVSA and Mobil Oil in 1996 in the Cerro Negro project with a 16.7% working interest. This integrated project comprises exploration, development, production, transport and upgrading of the heavy oil in Venezuela.

The extra heavy oil needs to be diluted with a lighter product for transportation purposes from the field to an upgrading facility at the coast in José, where the crude is converted from 8.5 API degree crude into 16.5 degree crude.

The 350-kilometre pipeline transports the diluted crude from the field to the upgrader at San Jose and returns the diluent to the field.

Field operations began in 1997 by acquiring 3D seismic data and continued with development drilling and facilities construction. Early production started by the end of 1999. In August 2001 the upgrading facilities were commissioned and the project produced and exported its first cargoes of partially upgraded crude.

The Cerro Negro project now produces at a rate of 120,000 bbl/d of extra heavy oil, resulting in a sustainable crude rate of some 108,000 bbl/d. Estimated reserve life of the project is about 36 years.

La Ceiba

With the opening up of the Venezuelan oil sector for private investment, Veba teamed with Mobil Oil and Nippon Oil and successfully acquired the La Ceiba exploration and development block on the eastern shores of Lake Maracaibo in 1996. Veba's working interest is 30%.

Right of First Refusal

Veba's holdings are subject to right of first refusal by the project participants.

Trinidad

Trinidad and Tobago is by far the Caribbean's largest producer of oil and gas. Natural gas reserves, at an estimated 21.4 trillion cubic feet (Tcf), are expected to last for about 60 years. Trinidad and Tobago has become one of the major gas development centres in the world.

Description of Assets

Veba, through its Deminex subsidiary, discovered several gas fields as operator for a consortium in the North Coast Marine area in the early 1970's, but the discoveries were not considered economic until recently.

Veba now holds a non-operated 17% working interest in the NCMA1 gas project, operated by British Gas. Production is scheduled to begin in 2002. Gas will travel by pipeline to the Atlantic LNG plant where it will be liquefied and exported.

Caspian Area

Kazakhstan

Veba has a 40% interest in the Saigak discovery on the Temir block with Maersk being the operator. The decision to develop the field was made in 2001 and oil production of approximately 5,000 bbl/d (net to Veba) is expected to begin in early 2002.

Caspian Sea

The Caspian area is an emerging area where the production from Kazakhstan will be the entry point for larger developments and further exploration success.

Canada

Veba has a 10% interest in the proposed Rio Alto-operated Ipiatik oil sands project in northern Alberta, located between the Athabasca and Cold Lake bitumen deposits. There are no short-term development plans.

PETRO-CANADA

Communique • Communiqué

Corporate Communications / Communications de la Société

For Release at 3:00 MST
January 29, 2002

Petro-Canada Appoints McIntyre President

Calgary - Petro-Canada announced today the appointment of Norman F. McIntyre as its new President. Ron Brenneman continues as Chief Executive Officer. The move takes place as the Corporation undertakes the significant expansion of its international activity resulting from the $3.2 billion acquisition of the Veba upstream business from BP. In his new position, Mr. McIntyre will represent Petro-Canada's interests in aligning the newly acquired international assets with the Corporation's strategy and direction. He will continue to play a senior role on the Executive Leadership Team, and will provide advice and counsel to the CEO on matters of business policy and overall strategy. Mr. McIntyre will be based in London.

"Norm McIntyre is a first-rate executive and a first-rate individual," Mr. Brenneman said. "We want investors to share our confidence that Petro-Canada will move decisively and successfully to integrate the Veba organization and assets into our world, while maintaining our growth and performance momentum internationally. Norm has the ability, the experience and the track record to quickly establish that confidence, and to deliver on it."

In the course of his 20 years with the Corporation, most recently as Executive Vice President responsible for the upstream, McIntyre played a key role in making Petro-Canada a leading participant in the major areas of upstream opportunity in Canada, including East Coast oil, the Athabasca oil sands, and Western Canada gas. His Petro-Canada activities also include extensive international experience.

McIntyre is a petroleum engineer (University of Wyoming), with a Masters of Science degree in Management from the Massachusetts Institute of Technology. He has been an involved and committed industry and community leader throughout his career, most recently as Canadian Chairman of the Organization for the World Petroleum Congress (held in Calgary in June 2000), Chairman of the Calgary United Way Campaign, and Chairman of the Canadian Association of Petroleum Producers.

-30-

For further information please contact:

Chris Dawson
Corporate Communications
(403) 296-3648

Internet site: www.petro-canada.ca

(publié également en français)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: January 29, 2002

Name: Hugh L. Hooker
Title: Associate General Counsel and Assistant Secretary